Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR THE THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2016

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2016 and December 31, 2015

	September 30, 2016	December 31, 2015
	(Unaudited)
(in millions)
Cash and cash equivalents	$5,133	$5,384
Restricted cash	740	927
Trade receivables, net	687	580
Financing receivables, net	18,638	19,001
Inventories, net	6,657	5,690
Property, plant and equipment, net	6,584	6,481
Investments in unconsolidated subsidiaries and affiliates	494	527
Equipment under operating leases	1,892	1,835
Goodwill	2,457	2,447
Other intangible assets, net	786	810
Deferred tax assets	1,022	1,250
Derivative assets	117	211
Other assets	1,866	1,534
TOTAL ASSETS	$47,073	$46,677
Debt	$26,341	$26,301
Trade payables	5,221	5,342
Deferred tax liabilities	75	334
Pension, postretirement and other postemployment benefits	2,216	2,282
Derivative liabilities	211	69
Other liabilities	8,522	7,488
Total Liabilities	$42,586	$41,816
Redeemable noncontrolling interest	22	18
Common shares, €0.01, par value; outstanding 1,361,622,742 common shares and 412,079,742 special voting shares at 09/30/2016; and outstanding 1,362,048,989 common shares and 413,249,206 special voting shares at 12/31/2015	25	25
Treasury stock, at cost; 1,286,869 shares at 9/30/2016 and 0 shares at 12/31/2015	(9)	-
Additional paid in capital	4,435	4,399
Retained earnings	1,695	2,241
Accumulated other comprehensive loss	(1,689)	(1,863)
Noncontrolling interests	8	41
Equity	$4,465	$4,843
TOTAL LIABILITIES AND EQUITY	$47,073	$46,677

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2016 and 2015

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Revenues
Net sales	$5,461	$5,549	$16,987	$17,808
Finance and interest income	288	301	887	960
Total Revenues	$5,749	$5,850	$17,874	$18,768
Costs and Expenses
Cost of goods sold	$4,524	$4,599	$14,014	$14,771
Selling, general and administrative expenses	546	565	1,687	1,758
Research and development expenses	211	207	619	622
Restructuring expenses	6	18	31	52
Interest expense	273	258	743	824
Other, net	131	286	951	498
Total Costs and Expenses	$5,691	$5,933	$18,045	$18,525
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	58	(83)	(171)	243
Income taxes	32	56	179	259
Equity in income of unconsolidated subsidiaries and affiliates	13	11	5	33
Net income (loss)	39	(128)	(345)	17
Net income (loss) attributable to noncontrolling interests	-	(4)	2	(5)
Net income (loss) attributable to CNH Industrial N.V.	$39	$(124)	$(347)	$22
Earnings (loss) per share attributable to common shareholders
Basic	$0.03	$(0.09)	$(0.25)	$0.02
Diluted	$0.03	$(0.09)	$(0.25)	$0.02

Cash dividends declared per common share	$—	$—	$0.148	$0.216

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

For the Three and Nine Months Ended September 30, 2016 and 2015

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Net income (loss)	$39	$(128)	$(345)	$17
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	(8)	123	(27)	151
Changes in retirement plans’ funded status	13	66	39	41
Foreign currency translation	(9)	(440)	161	(427)
Share of other comprehensive income (loss) of entities using the equity method	(4)	(15)	3	(40)
Other comprehensive income (loss), net of tax	(8)	(266)	176	(275)
Comprehensive income (loss)	31	(394)	(169)	(258)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(1)	(6)	4	(7)
Comprehensive income (loss) attributable to CNH Industrial N.V.	$32	$(388)	$(173)	$(251)

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2016 and 2015

(Unaudited)

	Nine Months Ended September 30,
	2016	2015
	(in millions)
Operating activities:
Net income (loss)	$(345)	$17
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	537	516
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	406	325
Loss from disposal of assets	2	6
Loss on repurchase of notes	38	-
Undistributed income of unconsolidated subsidiaries	52	27
Other non-cash items	172	283
Changes in operating assets and liabilities:
Provisions	500	(82)
Deferred income taxes	14	37
Trade and financing receivables related to sales, net	367	603
Inventories, net	(754)	(657)
Trade payables	(173)	(154)
Other assets and liabilities	304	108
Net cash provided by operating activities	1,120	1,029
Investing activities:
Additions to retail receivables	(2,747)	(3,171)
Collections of retail receivables	3,287	3,561
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	8	3
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	429	511
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(290)	(375)
Expenditures for assets under operating leases and assets sold under buy- back commitments	(1,091)	(1,315)
Other	(42)	317
Net cash used in investing activities	(446)	(469)
Financing activities:
Proceeds from long-term debt	8,778	5,368
Payments of long-term debt	(9,146)	(6,889)
Net increase (decrease) in other financial liabilities	(451)	420
Dividends paid	(205)	(294)
Other	(58)	17
Net cash used in financing activities	(1,082)	(1,378)
Effect of foreign exchange rate changes on cash and cash equivalents	157	(628)
Decrease in cash and cash equivalents	(251)	(1,446)
Cash and cash equivalents, beginning of year	5,384	5,163
Cash and cash equivalents, end of period	$5,133	$3,717

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Ended September 30, 2016 and 2015

(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2015	$25	$—	$4,342	$2,291	$(1,736)	$39	$4,961	$16
Net income (loss)	—	—	—	22	—	(11)	11	6
Other comprehensive loss, net of tax	—	—	—	—	(273)	(2)	(275)	—
Dividend paid	—	—	—	(291)	—	—	(291)	(3)
Capital increase	—	—	3	—	—	14	17	—
Share-based compensation	—	—	36	—	—	—	36	—
Other changes	—	—	—	(7)	—	(1)	(8)	—
Balance, September 30, 2015	$25	$—	$4,381	$2,015	$(2,009)	$39	$4,451	$19

Balance, January 1, 2016	$25	$—	$4,399	$2,241	$(1,863)	$41	$4,843	$18
Net income (loss)	—	—	—	(347)	—	(5)	(352)	7
Other comprehensive income, net of tax	—	—	—	—	174	2	176	—
Dividend paid	—	—	—	(201)	—	(1)	(202)	(3)
Acquisition of treasury stock	—	(14)	—	—	—	—	(14)	—
Share-based compensation	—	5	30	—	—	—	35	—
Other changes	—	—	6	2	—	(29)	(21)	—
Balance, September 30, 2016	$25	$(9)	$4,435	$1,695	$(1,689)	$8	$4,465	$22

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands, and has its principal office in London, United Kingdom. The Company was formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial”) and CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F filed for the year ended December 31, 2015 with the SEC. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.

Certain prior period balances have been reclassified to conform to the current period presentation resulting from the adoption of new accounting pronouncements.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA— member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS

Adopted

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02, Consolidation (“ASU 2015-02”). ASU 2015-02 is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitized structures. The new standard eliminates the previous deferral in Accounting Standards Codification (“ASC”) 810, which allowed reporting entities with interests in certain investment funds to follow previously issued consolidations guidance, and makes changes to both the variable interest model and the voting model. The Company adopted the guidance prospectively as of January 1, 2016, which did not have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. In August 2015, the FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”), which amends ASC 835-30, Interest—Imputation of Interest and clarifies ASU 2015-03. These costs may be presented as an asset and amortized ratably over the term of the line of credit arrangement, regardless of whether there are outstanding borrowings on the arrangement. The Company adopted the guidance retrospectively as of January 1, 2016, which did not have a material impact on its consolidated financial statements.

Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification 605—Revenue Recognition and most industry-specific guidance throughout the Codification. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 to fiscal years beginning after December 15, 2017, and for interim periods within those fiscal years. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies the principal versus agent guidance in ASU 2014-09. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies guidance related to identifying performance obligations and the licensing implementation guidance in ASU 2014-09. In May 2016, the FASB issued ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815) and ASU 2016-12, Revenue from Contracts with Customers (Topic 606) (“ASU 2016-11” and “ASU 2016-12”, respectively). ASU 2016-11 rescinds certain SEC guidance related to freight services, shipping and handling fees, and vendor consideration pursuant to the Staff Announcements at the March 2016 EITF meeting. ASU 2016-12 amends certain narrow aspects of Topic 606, which clarifies guidance related to collectability, sales tax presentation, definition of completed contract at transition, and provides a practical expedient for contracts modified prior to adoption of ASU 2014-09. These related ASU’s have the same effective date and the same implementation requirements as ASU 2014-09. The Company is in the process of assessing the method of adoption it will elect and the impact of the adoption of these revenue recognition updates on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The purpose of this update is to enhance the reporting model for financial instruments to provide users with more decision-useful information. Accordingly, ASU 2016-01 updates and revises various requirements, including the measurement of equity investments at fair value with changes recognized in net income (except equity method or consolidated investees), which supersedes the current guidance to classify equity securities with readily determinable fair values into different categories (e.g. trading or available for sale). It also requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (e.g. securities or loans and receivables) in the balance sheet and accompanying notes. The update is effective for annual reporting periods beginning after December 15, 2017 including interim periods within those fiscal years, and early adoption is not permitted. The amendments should be applied through a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-04, Liabilities—Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products (“ASU 2016-04”). The purpose of this standard is to deem the liabilities related to the sale of prepaid stored-value products to be financial liabilities, and to provide a narrow scope exception to the guidance in Subtopic 405-20 that require that breakage for those liabilities be accounted for consistent with the breakage guidance in Topic 606. ASU 2016-04 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. The amendments should be applied either using a modified retrospective transition method by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective or retrospectively to each period presented. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures (“ASU 2016-07”). As part of the FASB’s simplification initiative, this update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust its financial statements retrospectively as if the equity method had been in effect during all previous periods. It requires that an entity, which has an available for sale equity security that becomes qualified for the equity method of accounting, recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date it becomes qualified to use the equity method. ASU 2016-07 is effective for annual reporting periods beginning after December 15, 2016 with prospective application, and may be early-adopted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows, and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early adoption is permitted.  Amendment application requirements include modified retrospective transition, retrospective, prospective, or retrospective transition methods, and vary depending on the accounting area affected. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”). The purpose of this standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. Entities will be required to utilize a forward-looking model based on expected losses rather than incurred losses under current guidance. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019 on a modified-retrospective basis, and may be early adopted as of December 15, 2018. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 23): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). This standard provides guidance clarification to reduce diversity in classification of certain cash flow payments and receipts in the statement of cash flows. ASU 2016-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 on a retrospective transition basis to each period presented, and may be early adopted. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”). This standard requires income tax consequences when the intra-entity transfer occurs rather than the previous exception that prohibited recognition of current and deferred income taxes until the asset has been sold to an outside party. ASU 2016-16 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the period of adoption, and may be early adopted. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control (“ASU 2016-17”). This standard changes how a single decision maker considers indirect interests held by related parties under common control when applying the consolidation guidance on determining whether it is the primary beneficiary of a variable interest entity (VIE) under the VIE model. ASU 2016-17 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 on a retrospective basis beginning with the fiscal year in which the amendments in ASU 2015-02 were initially applied, and may be early adopted. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

3. VENEZUELAN AND ARGENTINIAN CURRENCY REGULATIONS AND RE-MEASUREMENTS

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls, and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela, and established the official exchange rate of 6.3 bolivars to 1.0 U.S. dollar. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. For a period of time, the Venezuelan government announced plans for SICAD II, which was intended to more closely resemble a market-driven exchange.

In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system. In the third quarter of 2015, due to progressively deteriorating economic conditions in Venezuela, management determined that the SIMADI rate was the most appropriate legally available rate, and remeasured the net monetary assets of CNH Industrial’s Venezuelan subsidiary, resulting in a pre- and after-tax charge of $150 million recorded in the line item “Other, net” in the Company’s condensed consolidated statement of operations during the three months and nine months ended September 30, 2015.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate and remeasured the net monetary assets of the Company’s Venezuelan subsidiary using a DICOM exchange rate of 271.92, 625.23, and 658.06 bolivars per U.S. dollar as of March 31, June 30, and September 30, 2016, respectively, resulting in a pre- and after-tax charge of $0 million and $11 million in the line item “Other, Net” during the three and nine months ended September 30, 2016, respectively. CNH Industrial’s results of operations in Venezuela for the three and nine months ended September 30, 2016 were negligible as a percentage of both the Company’s net revenues and operating profit.

As of September 30, 2016, the Company continues to control, and therefore consolidate, its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $125 million.

Additionally, at the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. During the three and nine months ended September 30, 2016, CNH Industrial recorded a charge of $7 million and $19 million, respectively, following the re-measurement of such net monetary assets. At September 30, 2016, the Company held $19 million in principal amount of bonds ($50 million in principal amount of bonds held at December 31, 2015), subscribed in December 2015, offered to importers by the Argentinian government in order to help importers settle their backlog of payments that had increased substantially under the previous government's capital controls. These bonds yield a 6% interest rate and will be repaid in three monthly installments between October 2016 and December 2016. These financial instruments should facilitate the settlement by CNH Industrial’s Argentinian subsidiaries of payables due to other non-Argentinian subsidiaries, having fixed the exchange rate at the bond issuance.

4. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables”.

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	September 30, 2016	December 31, 2015
	(in millions)
Restricted cash	$676	$849
Financing receivables	10,404	11,361
Equipment on operating leases, net	—	—
Total Assets	$11,080	$12,210
Debt	$10,426	$11,592
Total Liabilities	$10,426	$11,592

5. EARNINGS PER SHARE

A reconciliation of basic and diluted earnings (loss) per share is as follows (in millions, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Basic:
Net income (loss) attributable to CNH Industrial	$39	$(124)	$(347)	$22
Weighted average common shares outstanding—basic	1,362	1,362	1,362	1,360
Basic earnings (loss) per share	$0.03	$(0.09)	$(0.25)	$0.02
Diluted:
Net income (loss) attributable to CNH Industrial	$39	$(124)	$(347)	$22
Weighted average common shares outstanding—basic	1,362	1,362	1,362	1,360
Effect of dilutive securities (when dilutive):
Stock compensation plans	2	—	—	3
Weighted average common shares outstanding—diluted	1,364	1,362	1,362	1,363
Diluted earnings (loss) per share	$0.03	$(0.09)	$(0.25)	$0.02

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units, and performance stock units are considered dilutive securities.

For the three and nine months ended September 30, 2016, 6.5 million shares (consisting of stock options) and 8.2 million shares (consisting of 1.7 million restricted stock units and 6.5 million stock options), respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

For the three and nine months ended September 30, 2015, 10.1 million shares (consisting of 2.1 million restricted stock units and 8.0 million stock options) and 8.0 million shares (consisting of stock options), respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

In January 2016, the Company announced a buy-back program to repurchase up to $300 million in common shares. During the three months ended September 30, 2016, the Company did not repurchase any shares of its common stock.  During the nine months ended September 30, 2016, the Company repurchased 2.1 million shares of its common stock at an aggregate cost of $13.7 million.  Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.  Acquired shares are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share.  As of September 30, 2016, the Company held in treasury 1,286,869 common shares, net of transfers of common shares to fulfill its obligations under its stock compensation plans.

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

Beginning in 2016, the Company changed the method used to estimate the service and interest cost components of the net periodic pension and other postretirement benefit costs in order to provide a more precise measure of interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The new method uses the spot yield curve approach to estimate the service and interest costs by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Historically, the service and interest costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period. The change has been accounted for as a change in estimate prospectively, and the impact on interest and service costs recognized in the three and nine months ended September 30, 2016 was not material. Additionally, this change does not affect the measurement of the total benefit obligations.

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and nine months ended September 30, 2016 and 2015 (in millions):

	Pension		Healthcare		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2016	2015	2016	2015	2016	2015
	(in millions)
Service cost	$7	$7	$2	$2	$3	$4
Interest cost	22	28	10	12	1	1
Expected return on assets	(28)	(35)	(2)	(1)	—	—
Amortization of:
Prior service credit	—	—	(1)	(3)	1	—
Actuarial loss	19	21	4	7	—	—
Net periodic benefit cost	$20	$21	$13	$17	$5	$5

	Pension		Healthcare		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015	2016	2015
	(in millions)
Service cost	$22	$22	$5	$6	$10	$11
Interest cost	66	84	30	36	3	4
Expected return on assets	(86)	(105)	(5)	(5)	—	—
Amortization of:
Prior service credit	—	—	(3)	(8)	1	—
Actuarial loss	58	62	11	20	—	1
Net periodic benefit cost	$60	$63	$38	$49	$14	$16

7. INCOME TAXES

The effective tax rate for the third quarter of 2016 was 55.2% compared to (67.5%) for the third quarter of 2015 and (104.7%) for the nine months ended September 30, 2016 compared to 106.6% for the nine months ended September 30, 2015. The effective tax rate for the three months ended September 30, 2016 was impacted by the inability to record deferred tax assets on losses in certain jurisdictions. The year-to-date effective tax rate was also impacted by exceptional non-tax deductible charges of €495 million ($551 million) incurred in the nine months ended September 30, 2016, related to the European Commission settlement.  For more information on the European Commission settlement, see “Note 14: Commitments and Contingencies”. The effective tax rate for the three and the nine months ended September 30, 2015 was impacted by the exceptional pre-tax charge of $150 million relating to the re-measurement of the Venezuelan operations for which no corresponding tax benefits have been booked, and the inability to record deferred tax assets on losses in certain jurisdictions.

8. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has the following five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America.

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, which are recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM reviews the performance of operating segments using only Operating Profit of Industrial Activities calculated using U.S. GAAP measures. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, SG&A expenses, and R&D expenses. Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviews expenditures for long-lived assets; however, other operating segment asset information is not readily available.

A reconciliation from consolidated operating profit to income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and nine months ended September 30, 2016 and 2015 is provided below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Operating profit	$278	$288	$998	$1,039
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(6)	(18)	(31)	(52)
Interest expenses of Industrial Activities, net of interest income and eliminations *	(153)	(118)	(392)	(341)
Other, net **	(61)	(235)	(746)	(403)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$58	$(83)	$(171)	$243

(*)

In the three and nine months ended September 30, 2016, this item also includes the $38 million charge related to the repurchase of a portion of the Case New Holland Industrial Inc. 7.875% Notes due 2017.

(**)

In the nine months ended September 30, 2016, this item also includes the exceptional non-tax deductible charge of $551 million recorded in the first half of 2016 following the final settlement reached with the European Commission on the truck competition investigation. In the three and nine months ended September 30, 2015, this item also included the exceptional pre-tax charge of $150 million related to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte.

Segment Information

The following summarizes operating profit by reportable segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Operating Profit:	(in millions)		(in millions)
Agricultural Equipment	$155	$137	$546	$604
Construction Equipment	1	37	32	72
Commercial Vehicles	64	60	202	128
Powertrain	52	35	171	124
Eliminations and other	(24)	(24)	(72)	(59)
Operating profit of Industrial Activities	$248	$245	$879	$869
Financial Services	114	128	363	397
Eliminations and other	(84)	(85)	(244)	(227)
Total Operating profit	$278	$288	$998	$1,039

The following summarizes revenues by reportable segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Revenues:
Agricultural Equipment	$2,359	$2,431	$7,291	$8,043
Construction Equipment	595	591	1,726	1,933
Commercial Vehicles	2,114	2,189	6,754	6,696
Powertrain	850	800	2,755	2,648
Eliminations and other	(457)	(462)	(1,539)	(1,512)
Net sales of Industrial Activities	5,461	5,549	16,987	17,808
Financial Services	386	390	1,173	1,226
Eliminations and other	(98)	(89)	(286)	(266)
Total Revenues	$5,749	$5,850	$17,874	$18,768

9. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of September 30, 2016 and December 31, 2015 is as follows:

	September 30, 2016	December 31, 2015
	(in millions)
Retail	$10,118	$10,344
Wholesale	8,355	8,611
Other	165	46
Total	$18,638	$19,001

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of September 30, 2016 and December 31, 2015 is as follows (in millions):

	September 30, 2016
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$30	$—	$—	$30	$7,432	$7,462	$31	$7,493
EMEA	—	—	—	—	391	391	—	391
LATAM	11	—	—	11	1,585	1,596	70	1,666
APAC	2	1	2	5	563	568	—	568
Total Retail	$43	$1	$2	$46	$9,971	$10,017	$101	$10,118
Wholesale
NAFTA	$—	$—	$—	$—	$3,616	$3,616	$41	$3,657
EMEA	33	6	—	39	3,666	3,705	38	3,743
LATAM	1	—	—	1	528	529	2	531
APAC	—	—	7	7	417	424	—	424
Total Wholesale	$34	$6	$7	$47	$8,227	$8,274	$81	$8,355

	December 31, 2015
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$17	$—	$—	$17	$7,869	$7,886	$36	$7,922
EMEA	—	—	—	—	572	572	1	573
LATAM	6	—	—	6	1,286	1,292	44	1,336
APAC	1	3	—	4	509	513	—	513
Total Retail	$24	$3	$—	$27	$10,236	$10,263	$81	$10,344
Wholesale
NAFTA	$—	$—	$—	$—	$3,656	$3,656	$79	$3,735
EMEA	33	2	—	35	3,613	3,648	26	3,674
LATAM	3	—	—	3	595	598	4	602
APAC	6	4	26	36	518	554	46	600
Total Wholesale	$42	$6	$26	$74	$8,382	$8,456	$155	$8,611

Allowance for credit losses activity for the three and nine months ended September 30, 2016 and 2015 is as follows:

	Three Months Ended September 30, 2016
	Retail	Wholesale	Other	Total
Opening balance	$404	$188	$—	$592
Provision	10	14	—	24
Charge-offs, net of recoveries	(20)	(5)	—	(25)
Foreign currency translation and other	3	(1)	—	2
Ending balance	397	196	—	593

	Nine Months Ended September 30, 2016
	Retail	Wholesale	Other	Total
Opening Balance	$394	$158	$—	$552
Provision	38	44	—	82
Charge-offs, net of recoveries	(58)	(11)	—	(69)
Foreign Currency Translation and Other	23	5	—	28
Ending Balance	397	196	—	593
Ending Balance: Individually Evaluated for Impairment	200	144	—	344
Ending Balance: Collectively Evaluated for Impairment	197	52	—	249
Receivables:
Ending Balance	10,118	8,355	165	18,638
Ending Balance: Individually Evaluated for Impairment	326	540	—	866
Ending Balance: Collectively Evaluated for Impairment	$9,792	$7,815	$165	$17,772

	Three Months Ended September 30, 2015
	Retail	Wholesale	Other	Total
Opening balance	$433	$176	$—	$609
Provision	17	4	—	21
Charge-offs, net of recoveries	(17)	(3)	—	(20)
Foreign currency translation and other	(24)	(6)	—	(30)
Ending balance	409	171	—	580

	Nine Months Ended September 30, 2015
	Retail	Wholesale	Other	Total
Opening balance	$468	$182	$—	$650
Provision	54	23	—	77
Charge-offs, net of recoveries	(52)	(5)	—	(57)
Foreign currency translation and other	(61)	(29)	—	(90)
Ending balance	409	171	—	580
Ending balance: Individually evaluated for impairment	209	124	—	333
Ending balance: Collectively evaluated for impairment	200	47	—	247
Receivables:
Ending balance	10,605	8,179	83	18,867
Ending balance: Individually evaluated for impairment	451	790	—	1,241
Ending balance: Collectively evaluated for impairment	$10,154	$7,389	$83	$17,626

Allowance for credit losses activity for the year ended December 31, 2015 is as follows:

	December 31, 2015
	Retail	Wholesale	Other	Total
Opening balance	$468	$182	$—	$650
Provision	81	27	—	108
Charge-offs, net of recoveries	(92)	(13)	—	(105)
Foreign currency translation and other	(63)	(38)	—	(101)
Ending balance	394	158	—	552
Ending balance: Individually evaluated for impairment	187	125	—	312
Ending balance: Collectively evaluated for impairment	207	33	—	240
Receivables:
Ending balance	10,344	8,611	46	19,001
Ending balance: Individually evaluated for impairment	416	767	—	1,183
Ending balance: Collectively evaluated for impairment	$9,928	$7,844	$46	$17,818
Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	September 30, 2016				December 31, 2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$43	$42	$—	$42	$41	$40	$—	$37
EMEA	$—	$—	$—	$—	$74	$74	$—	$79
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$5	$5	$—	$6	$—	$—	$—	$—
EMEA	$—	$—	$—	$—	$33	$33	$—	$35
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$36	$35	$17	$35	$54	$53	$18	$52
EMEA	$210	$210	$165	$246	$238	$238	$167	$263
LATAM	$31	$31	$17	$33	$—	$—	$—	$—
APAC	$6	$6	$1	$6	$9	$9	$2	$12
Wholesale
NAFTA	$45	$45	$4	$44	$82	$82	$3	$92
EMEA	$4,258	$428	$127	$437	$607	$607	$95	$657
LATAM	$40	$29	$9	$32	$25	$21	$7	$22
APAC	$22	$22	$4	$21	$20	$20	$20	$18
Total
Retail	$326	$324	$200	$362	$416	$414	$187	$443
Wholesale	$540	$529	$144	$540	$767	$763	$125	$824

Troubled Debt Restructurings

A troubled debt restructuring (“TDR”) is generally the modification of debt in which a lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. These modifications may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate, extended skip payment period and waving interest and principal. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy or other court proceedings.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

As of September 30, 2016, the Company had approximately 807 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $38 million and the post-modification value was $37 million. The court has determined the concession in 245 of these cases. The pre-modification value of these contracts was $4 million and the post-modification value was $3 million. As of September 30, 2015, the Company had approximately 598 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $20 million and the post-modification value was $19 million. The court has determined the concession in 302 of these cases. The pre-modification value of these contracts was $5 million and the post-modification value was $4 million. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2016 and 2015.

As of September 30, 2016 and 2015, the Company had approximately $29 million and $89 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concessions were skipped payments and extended contract maturities and, as such, the post-modification value approximated the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2016 and 2015.

As of September 30, 2016 and 2015, the Company had approximately $16 million and $26 million, respectively, in retail and finance lease contracts classified as TDRs in LATAM. The concessions granted on these receivables were primarily skipped payments and extended contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2016 and 2015.

As of September 30, 2016 and 2015, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.

At September 30, 2016 and December 31, 2015, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	September 30, 2016	December 31, 2015
Retail note and finance lease receivables	$7,402	$7,695
Wholesale receivables	6,486	6,189
Total	$13,888	$13,884

10. INVENTORIES

Inventories as of September 30, 2016 and December 31, 2015 consist of the following:

	September 30, 2016	December 31, 2015
	(in millions)
Raw materials	$1,365	$1,254
Work-in-process	918	747
Finished goods	4,374	3,689
Total inventories	$6,657	$5,690

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of September 30, 2016 and December 31, 2015 is as follows:

	September 30, 2016	December 31, 2015
	(in millions)
Equity method	$486	$519
Cost method	8	8
Total	$494	$527

12. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the nine months ended September 30, 2016 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2016	$1,645	$588	$57	$5	$152	$2,447
Impact of foreign exchange	6	1	1	—	2	10
Balance at September 30, 2016	$1,651	$589	$58	$5	$154	$2,457

As of September 30, 2016 and December 31, 2015, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		September 30, 2016			December 31, 2015
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$278	$155	$123	$289	$143	$146
Patents, concessions and licenses and other	5-25	1,663	1,274	389	1,569	1,187	382
		1,941	1,429	512	1,858	1,330	528
Other intangible assets not subject to amortization:
Trademarks		274	—	274	282	—	282
Total Other intangible assets		$2,215	$1,429	$786	$2,140	$1,330	$810

CNH Industrial recorded amortization expense of $27 million and $23 million for the three months ended September 30, 2016 and 2015, respectively and $82 million and $77 million for the nine months ended September 30, 2016 and 2015, respectively.

13. OTHER LIABILITIES

A summary of “Other liabilities” as of September 30, 2016 and December 31, 2015 is as follows:

	September 30, 2016	December 31, 2015
	(in millions)
Advances on buy-back agreements	$2,435	$2,147
Warranty and campaign programs	939	908
Marketing and sales incentive programs	1,186	1,166
Tax payables	694	528
Accrued expenses and deferred income	624	595
Accrued employee benefits	625	572
Legal reserves and other provisions	950	389
Contract reserve	388	396
Restructuring reserve	37	51
Other	644	736
Total	$8,522	$7,488

At September 30, 2016, “Legal reserves and other provisions” include the provision of €495 million (equivalent to $543 million at payment date), recorded in the first half of 2016, in relation to the European Commission settlement. This fine was paid by the Company on October 20, 2016. For more information on this matter, see “Note 14: Commitments and Contingencies”.

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and nine months ended September 30, 2016 and 2015 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Balance at beginning of period	$935	$951	$908	$1,020
Current year additions	182	172	552	515
Claims paid	(174)	(195)	(511)	(535)
Currency translation adjustment and other	(4)	(25)	(10)	(97)
Balance at September 30	$939	$903	$939	$903

Restructuring Provision

The Company incurred restructuring expenses of $6 million and $18 million during the three months ended September 30, 2016 and 2015, respectively, and $31 million and $52 million during the nine months ended September 30, 2016 and 2015. The expenses during the three months ended September 30, 2016 were attributable to actions within Commercial Vehicles. The expenses in all other periods were primarily attributable to actions within Commercial Vehicles and Agricultural Equipment as part of the Company’s efficiency program launched in 2014.

14. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy, contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 65 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 59 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 65 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis, and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of September 30, 2016 and December 31, 2015, environmental reserves of approximately $38 million and $37 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

European Commission settlement: Since January 2011, Iveco, the Company’s wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

 In the first quarter of 2016, CNH Industrial recorded an exceptional non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid by the Company on October 20, 2016.

Guarantees

CNH Industrial provided loan guarantees on the debt or commitments of third parties and performance guarantees to non-consolidated affiliates as of September 30, 2016 and December 31, 2015 totaling of $306 million and $316 million, respectively.

Other Contingencies

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At September 30, 2016, the outstanding Liabilities amounted to approximately €1.2 billion ($1.4 billion) of which €1.0 billion ($1.1 billion) consisted of bonds guaranteed by FCA. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above mentioned potential joint liability.

15. FINANCIAL INSTRUMENTS

The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.

Fair-Value Hierarchy

The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.

Foreign Exchange Contracts and Cross Currency Swaps

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $8.1 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.2 billion and $7.1 billion at September 30, 2016 and December 31, 2015, respectively.

Additionally, CNH Industrial employs cross currency swaps to convert fixed-rate foreign currency denominated debt to floating-rate debt denominated in the functional currency of the borrowing entity. Cross currency swaps combine the elements of a foreign exchange contract and an interest rate swap into a single financial instrument. These instruments are designated as cash flow hedges and accounted for similarly to the foreign exchange contracts and interest rate swaps disclosed in this footnote. The maturity of these instruments does not exceed 12 months and the after-tax losses deferred in accumulated other comprehensive income (loss) are insignificant. The total notional amount of CNH Industrial’s cross currency swaps was $165 million at December 31, 2015. There were no cross currency swaps outstanding as of September 30, 2016.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 26 months. The after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(1.1) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three and nine months ended September 30, 2016 and 2015.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2016 and 2015.

All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2016 and December 31, 2015 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.8 billion and $4.6 billion at September 30, 2016 and December 31, 2015, respectively.

Financial Statement Impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of September 30, 2016 and December 31, 2015 in the condensed consolidated balance sheets are recorded as follows:

	September 30, 2016	December 31, 2015
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$52	$61
Interest rate derivatives:	36	30
Cross currency swaps:	—	16
Total Assets	$88	$107
Liabilities:
Foreign exchange contracts:	$(53)	$(29)
Interest rate derivatives:	(7)	(6)
Cross currency swaps:	—	—
Total Liabilities	$(60)	$(35)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$28	$100
Interest rate derivatives:	1	4
Cross currency swaps:	—	—
Total Assets	$29	$104
Liabilities:
Foreign exchange contracts:	$(149)	$(30)
Interest rate derivatives:	(2)	(4)
Cross currency swaps:	—	—
Total Liabilities	$(151)	$(34)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three and nine months ended September 30, 2016 and 2015 are recorded in the following accounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$(10)	$3	$(8)	$4
Gains/(losses) on hedged items—Interest expense	$10	$(3)	$8	$(4)
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts—accumulated other comprehensive income	$4	$132	$5	$29
Interest rate derivatives—accumulated other comprehensive income	$(1)	$(24)	$14	$(49)
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts—Net sales	$18	$(14)	$38	$(27)
Foreign exchange contracts—Cost of goods sold	$(5)	$(53)	$17	$(177)
Foreign exchange contracts—Other, net	$(1)	$28	$5	$—
Interest rate derivatives—Interest expense	$—	$(2)	$(3)	$(7)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$(33)	$102	$(147)	$106

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2016 and December 31, 2015:

	Level 1		Level 2		Total
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$80	$161	$80	$161
Interest rate derivatives	—	—	37	34	37	34
Cross currency swaps	—	—	—	16	—	16
Available for sale securities	1	1	—	—	1	1
Total Assets	$1	$1	$117	$211	$118	$212
Liabilities
Foreign exchange derivatives	$—	$—	$(202)	$(59)	$(202)	$(59)
Interest rate derivatives	—	—	(9)	(10)	(9)	(10)
Total Liabilities	$—	$—	$(211)	$(69)	$(211)	$(69)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of September 30, 2016 and December 31, 2015 are as follows:

	September 30, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount *	Fair Value
	(in millions)
Financing receivables	$18,638	$18,475	$19,001	$18,868
Debt	$26,341	$26,489	$26,301	$26,371

(*)

Certain amounts have been reclassified to conform to the current presentation of debt issuance costs in the consolidated balance sheet as of December 31, 2015, following the adoption of new guidance effective January 1, 2016.

Financing Receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement, with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. which are classified as a Level 1 fair value measurement.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 15: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

Three Months Ended September 30, 2016	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(10)	$2	$(8)
Changes in retirement plans’ funded status	20	(7)	13
Foreign currency translation	(9)	—	(9)
Share of other comprehensive loss of entities using the equity method	(4)	—	(4)
Other comprehensive income (loss)	$(3)	$(5)	$(8)

Three Months Ended September 30, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$149	$(26)	$123
Changes in retirement plans’ funded status	61	5	66
Foreign currency translation	(440)	—	(440)
Share of other comprehensive loss of entities using the equity method	(15)	—	(15)
Other comprehensive income (loss)	$(245)	$(21)	$(266)

Nine Months Ended September 30, 2016	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(38)	$11	$(27)
Changes in retirement plans’ funded status	60	(21)	39
Foreign currency translation	161	—	161
Share of other comprehensive loss of entities using the equity method	3	—	3
Other comprehensive income (loss)	$186	$(10)	$176

Nine Months Ended September 30, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$191	$(40)	$151
Changes in retirement plans’ funded status	47	(6)	41
Foreign currency translation	(427)	—	(427)
Share of other comprehensive loss of entities using the equity method	(40)	—	(40)
Other comprehensive income (loss)	$(229)	$(46)	$(275)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2015	$(117)	$(1,105)	$(448)	$(66)	$(1,736)
Other comprehensive income (loss), before reclassifications	(1)	(25)	(425)	(40)	(491)
Amounts reclassified from other comprehensive income	152	66	—	—	218
Other comprehensive income (loss) *	151	41	(425)	(40)	(273)
Balance, September 30, 2015	$34	$(1,064)	$(873)	$(106)	$(2,009)

Balance, January 1, 2016	$3	$(947)	$(806)	$(113)	$(1,863)
Other comprehensive income (loss), before reclassifications	19	(20)	159	3	161
Amounts reclassified from other comprehensive income (loss)	(46)	59	—	—	13
Other comprehensive income (loss) *	(27)	39	159	3	174
Balance, September 30, 2016	$(24)	$(908)	$(647)	$(110)	(1,689)
(*)

Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $2 million and $(2) million for the nine months ended September 30, 2016 and 2015, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and nine months ended September 30, 2016 and 2015 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Amount reclassified from other comprehensive income (loss)		Consolidated Statement of Operations Line
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Cash flow hedges	$(18)	$14	$(38)	$27	Net sales
	5	53	(17)	177	Cost of goods sold
	1	(28)	(5)	—	Other, net
	—	2	3	7	Interest expense
	2	(18)	11	(59)	Income taxes
	$(10)	$23	$(46)	$152
Change in retirement plans’ funded status:
Amortization of actuarial losses	$23	$28	$69	$83	*
Amortization of prior service cost	—	(3)	(2)	(8)	*
	(3)	(3)	(8)	(9)	Income taxes
	$20	$22	$59	$66
Total reclassifications, net of tax	$10	$45	$13	$218
(*)	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

17. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily EXOR S.p.A. and the companies that EXOR S.p.A controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (the “FCA Group”) and Ferrari N.V. and its subsidiaries and affiliates. As of September 30, 2016, EXOR S.p.A. held 41.37% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2016. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR S.p.A. and its Subsidiaries and Affiliates

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of Fiat Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Companies of the FCA Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from the FCA Group companies.

These transactions with the FCA Group are reflected in the Company’s condensed consolidated statements of operations as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Net sales	$197	$159	$613	$570
Cost of goods sold	$110	$101	$352	$356
Selling, general and administrative expenses	$38	$42	$112	$123

	September 30, 2016	December 31, 2015
	(in millions)
Trade receivables	$16	$14
Trade payables	$113	$136

Transactions with the Unconsolidated Subsidiaries and Affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco—Oto Melara Società consortile ARL, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Net sales	$151	$144	$515	$523
Cost of goods sold	$61	$133	$305	$311

	September 30, 2016	December 31, 2015
	(in millions)
Trade receivables	$105	$72
Trade payables	$97	$156

At September 30, 2016 and December 31, 2015, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $199 million and $203 million, respectively, mainly related to Iveco—Oto Melara Società consortile ARL.

18. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their statements of operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services. Financial Services has been included using the equity method of accounting whereby the net income and net assets of Financial Services are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

Certain prior period balances have been reclassified to conform to the current period presentation resulting from the adoption of new accounting pronouncements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended September 30,		Three Months Ended September 30,
	2016	2015	2016	2015
	(in millions)
Revenues
Net sales	$5,461	$5,549	$—	$—
Finance and interest income	39	32	386	390
Total Revenues	$5,500	$5,581	$386	$390
Costs and Expenses
Cost of goods sold	$4,524	$4,599	$—	$—
Selling, general and administrative expenses	478	498	68	67
Research and development expenses	211	207	—	—
Restructuring expenses	6	18	—	—
Interest expense	192	152	132	141
Interest compensation to Financial Services	84	83	—	—
Other, net	60	234	73	55
Total Costs and Expenses	5,555	5,791	273	263
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(55)	(210)	113	127
Income taxes	(10)	18	42	38
Equity income of unconsolidated subsidiaries and affiliates	7	6	6	5
Results from intersegment investments	77	94	—	—
Net income (loss)	$39	$(128)	$77	$94

	Statement of Operations
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions, except share data)
Revenues
Net sales	$16,987	$17,808	$—	$—
Finance and interest income	103	162	1,173	1,226
Total Revenues	$17,090	$17,970	$1,173	$1,226
Costs and Expenses
Cost of goods sold	$14,014	$14,771	$—	$—
Selling, general and administrative expenses	1,475	1,546	212	212
Research and development expenses	619	622	—	—
Restructuring expenses	30	51	1	1
Interest expense	494	501	390	448
Interest compensation to Financial Services	245	229	—	—
Other, net	741	398	213	174
Total Costs and Expenses	17,618	18,118	816	835
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(528)	(148)	357	391
Income taxes	54	130	125	129
Equity income of unconsolidated subsidiaries and affiliates	(14)	18	19	15
Results from intersegment investments	251	277	—	—
Net income (loss)	$(345)	$17	$251	$277

	Balance Sheets
	Industrial Activities		Financial Services
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
	(in millions)
ASSETS
Cash and cash equivalents	$4,632	$4,551	$501	$833
Restricted cash	-	15	740	912
Trade receivables	658	555	58	52
Financing receivables	1,786	2,162	19,744	19,974
Inventories, net	6,464	5,513	193	177
Property, plant and equipment, net	6,582	6,479	2	2
Investments in unconsolidated subsidiaries and affiliates	2,938	2,846	157	136
Equipment under operating leases	12	10	1,880	1,825
Goodwill	2,303	2,295	154	152
Other intangible assets, net	772	793	14	17
Deferred tax assets	1,132	1,087	190	163
Derivative assets	115	205	6	6
Other assets	1,635	1,271	411	490
TOTAL ASSETS	$29,029	$27,782	$24,050	$24,739
LIABILITIES AND EQUITY
Debt	$8,937	$8,260	$20,295	$21,176
Trade payables	5,110	5,176	143	197
Deferred tax liabilities	74	60	300	274
Pension, postretirement and other postemployment benefits	2,185	2,263	31	19
Derivative liabilities	205	62	10	7
Other liabilities	8,031	7,100	670	611
Total Liabilities	$24,542	$22,921	$21,449	$22,284
Redeemable noncontrolling interest	22	18	—	—
Equity	4,465	4,843	2,601	2,455
TOTAL LIABILITIES AND EQUITY	$29,029	$27,782	$24,050	$24,739

	Cash Flow Statements
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)
Operating activities:
Net income (loss)	$(345)	$17	$251	$277
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	533	512	4	4
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	215	173	191	152
Loss from disposal of assets	2	6	—	—
Loss on repurchase of notes	38	—	—	—
Undistributed income (loss) of unconsolidated subsidiaries	62	(103)	(19)	(12)
Other non-cash items	83	196	89	87
Changes in operating assets and liabilities:
Provisions	501	(93)	(1)	11
Deferred income taxes	(4)	13	18	24
Trade and financing receivables related to sales, net	(61)	101	428	529
Inventories, net	(740)	(618)	(14)	(39)
Trade payables	(114)	(139)	(59)	(45)
Other assets and liabilities	161	(204)	143	315
Net cash provided by (used in) operating activities	331	(139)	1,031	1,303
Investing activities:
Additions to retail receivables	—	—	(2,747)	(3,171)
Collections of retail receivables	—	—	3,287	3,561
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	8	3	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	169	218	260	293
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(290)	(375)	—	—
Expenditures for assets under operating leases and assets sold under buy-back commitments	(600)	(597)	(491)	(718)
Other	496	1,766	(538)	(1,491)
Net cash provided by (used in) investing activities	(217)	1,015	(229)	(1,526)
Financing activities:
Proceeds from long-term debt	1,705	452	7,072	4,916
Payments of long-term debt	(1,291)	(2,076)	(7,854)	(4,813)
Net increase (decrease) in other financial liabilities	(299)	167	(152)	253
Dividends paid	(205)	(294)	(242)	(135)
Other	(58)	17	—	42
Net cash provided by (used in) financing activities	(148)	(1,734)	(1,176)	263
Effect of foreign exchange rate changes on cash and cash equivalents	115	(471)	42	(157)
Increase (decrease) in cash and cash equivalents	81	(1,329)	(332)	(117)
Cash and cash equivalents, beginning of year	4,551	4,122	833	1,041
Cash and cash equivalents, end of period	$4,632	$2,793	$501	$924

19. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly known as Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable, and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services, which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

Certain prior period balances have been reclassified to conform to the current period presentation resulting from the adoption of new accounting pronouncements.

	Condensed Statements of Operations for the Three Months Ended September 30, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$268	$2	$2,301	$4,471	$(1,293)	$5,749
Cost and Expenses:
Cost of goods sold	221	—	1,914	3,509	(1,120)	4,524
Selling, general and administrative expenses	30	—	118	398	—	546
Research and development expenses	2	—	70	139	—	211
Restructuring expenses	—	—	—	6	—	6
Interest expense	39	105	29	223	(123)	273
Interest compensation to Financial Services	2	—	48	—	(50)	—
Other, net	20	—	29	82	—	131
Total Costs and Expenses	314	105	2,208	4,357	(1,293)	5,691
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(46)	(103)	93	114	—	58
Income taxes	—	(37)	12	57	—	32
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	85	66	48	11	(197)	13
Net income (loss)	39	—	129	68	(197)	39
Net income (loss) attributable to noncontrolling interests	—	—	—	—	—	—
Net income (loss) attributable to owners of the parent	$39	$—	$129	$68	$(197)	$39

	Condensed Statements of Comprehensive Income for the Three Months Ended September 30, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	33	(4)	166	77	(241)	$31
Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	(1)	—	(1)
Comprehensive income (loss) attributable to parent	$33	$(4)	$166	$78	$(241)	$32

	Condensed Statements of Operations for the Nine Months Ended September 30, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$1,011	$6	$7,078	$14,138	$(4,359)	$17,874
Cost and Expenses:
Cost of goods sold	850	—	5,918	11,104	(3,858)	14,014
Selling, general and administrative expenses	93	—	367	1,227	—	1,687
Research and development expenses	3	—	202	414	—	619
Restructuring expenses	5	—	(8)	34	—	31
Interest expense	101	233	85	675	(351)	743
Interest compensation to Financial Services	8	—	142	—	(150)	—
Other, net	61	—	78	812	—	951
Total Costs and Expenses	1,121	233	6,784	14,266	(4,359)	18,045
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(110)	(227)	294	(128)	—	(171)
Income taxes	—	(83)	58	204	—	179
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(236)	208	192	93	(252)	5
Net income (loss)	(346)	64	428	(239)	(252)	(345)
Net income attributable to noncontrolling interests	—	—	—	2		2
Net income (loss) attributable to owners of the parent	$(346)	$64	$428	$(241)	$(252)	$(347)

	Condensed Statements of Comprehensive Income for the Nine Months Ended September 30, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$(172)	$138	$560	$(5)	$(690)	$(169)
Comprehensive income attributable to noncontrolling interests	—	—	—	4	—	4
Comprehensive income (loss) attributable to parent	$(172)	$138	$560	$(9)	$(690)	$(173)

	Condensed Balance Sheets as of September 30, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$3	$—	$416	$4,714	$—	$5,133
Deposits in subsidiaries’ cash management pools	105	—	3,707	—	(3,812)	—
Receivables	724	897	5,062	26,758	(14,116)	19,325
Inventories, net	147	—	1,553	4,957	—	6,657
Property, plant and equipment, net	80	—	1,044	5,460	—	6,584
Equipment on operating leases	—	—	—	1,892	—	1,892
Investments in unconsolidated subsidiaries and affiliates	256	—	—	238	—	494
Investments in consolidated subsidiaries	9,264	7,477	1,641	912	(19,294)	—
Goodwill and intangibles	12	—	2,773	458	—	3,243
Other	215	116	1,299	2,346	(231)	3,745
Total Assets	$10,806	$8,490	$17,495	$47,735	$(37,453)	$47,073
Liabilities and Equity:
Debt	$5,727	$5,339	$2,523	$29,005	$(16,253)	$26,341
Trade payables	174	11	1,799	4,907	(1,670)	5,221
Other liabilities	448	(61)	3,367	7,527	(235)	11,046
Total Equity	4,457	3,201	9,806	6,296	(19,295)	4,465
Total Liabilities and Equity	$10,806	$8,490	$17,495	$47,735	$(37,453)	$47,073

	Condensed Statements of Cash Flow for the Nine Months Ended September 30, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$(346)	$64	$428	$(239)	$(252)	$(345)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9	—	156	778	—	943
Other, net	339	(165)	(340)	753	(65)	522
Net cash provided by (used in) operating activities	2	(101)	244	1,292	(317)	1,120
Investing Activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(6)	—	(50)	(1,325)	—	(1,381)
Net collections from retail receivables and related securitizations	—	—	—	540	—	540
Withdrawals from subsidiaries’ cash management pools	14	—	1,069	—	(1,083)	—
Other, net	(673)	569	(743)	(32)	1,274	395
Net cash provided by (used in) investing activities	(665)	569	276	(817)	191	(446)
Financing Activities:
Net increase (decrease) in indebtedness	876	(473)	(263)	(959)	—	(819)
Dividends paid	(201)	—	—	(322)	318	(205)
Other, net	(5)	4	6	129	(192)	(58)
Net cash provided by (used in) financing activities	670	(469)	(257)	(1,152)	126	(1,082)
Effect of foreign exchange rate changes on cash and cash equivalents	(7)	1	9	154	—	157
Increase (decrease) in cash and cash equivalents	—	—	272	(523)	—	(251)
Cash and cash equivalents, beginning of year	3	—	144	5,237	—	5,384
Cash and cash equivalents, end of period	$3	$—	$416	$4,714	$—	$5,133

	Condensed Statements of Operations for the Three Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$336	$2	$3,023	$4,502	$(2,013)	$5,850
Cost and Expenses:
Cost of goods sold	281	—	2,642	3,512	(1,836)	4,599
Selling, general and administrative expenses	35	—	128	402	—	565
Research and development expenses	3	—	68	136	—	207
Restructuring expenses	1	—	1	16	—	18
Interest expense	40	61	53	233	(129)	258
Interest compensation to Financial Services	3	—	45	—	(48)	—
Other, net	20	(1)	34	233	—	286
Total Costs and Expenses	383	60	2,971	4,532	(2,013)	5,933
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(47)	(58)	52	(30)	—	(83)
Income taxes	(2)	(21)	15	64	—	56
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(79)	88	40	(28)	(10)	11
Net income (loss)	(124)	51	77	(122)	(10)	(128)
Net loss attributable to noncontrolling interests	—	—	—	(4)	—	(4)
Net income (loss) attributable to owners of the parent	$(124)	$51	$77	$(118)	$(10)	$(124)

	Condensed Statements of Comprehensive Income for the Three Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$(388)	$(22)	$32	$(589)	$573	$(394)
Comprehensive loss attributable to noncontrolling interests	—	—	—	(6)	—	$(6)
Comprehensive income (loss) attributable to parent	$(388)	$(22)	$32	$(583)	$573	$(388)

	Condensed Statements of Operations for the Nine Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$1,154	$7	$7,990	$14,185	$(4,568)	$18,768
Cost and Expenses:
Cost of goods sold	972	—	6,710	11,102	(4,013)	14,771
Selling, general and administrative expenses	100	—	377	1,281	—	1,758
Research and development expenses	8	—	210	404	—	622
Restructuring expenses	1	—	3	48	—	52
Interest expense	121	185	124	805	(411)	824
Interest compensation to Financial Services	9	—	135	—	(144)	—
Other, net	40	(3)	138	323	—	498
Total Costs and Expenses	1,251	182	7,697	13,963	(4,568)	18,525
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(97)	(175)	293	222	—	243
Income taxes	(5)	(66)	68	262	—	259
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	114	290	210	58	(639)	33
Net income (loss)	22	181	435	18	(639)	17
Net loss attributable to noncontrolling interests	—	—	—	(5)	—	(5)
Net income (loss) attributable to owners of the parent	$22	$181	$435	$23	$(639)	$22

	Condensed Statements of Comprehensive Income for the Nine Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$(251)	$108	$318	$(770)	$337	$(258)
Comprehensive loss attributable to noncontrolling interests	—	—	—	(7)	—	$(7)
Comprehensive income (loss) attributable to parent	$(251)	$108	$318	$(763)	$337	$(251)

	Condensed Balance Sheets as of December 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$3	$—	$144	$5,237	$—	$5,384
Deposits in subsidiaries’ cash management pools	116	—	4,753	—	(4,869)	—
Receivables	584	986	4,970	27,401	(14,360)	19,581
Inventories, net	138	—	1,364	4,188	—	5,690
Property, plant and equipment, net	80	—	1,108	5,293	—	6,481
Equipment on operating leases	—	—	—	1,835	—	1,835
Investments in unconsolidated subsidiaries and affiliates	251	—	—	276	—	527
Investments in consolidated subsidiaries	9,166	7,191	1,607	794	(18,758)	—
Goodwill and intangibles	12	—	2,786	459	—	3,257
Other	176	104	1,292	2,555	(205)	3,922
Total Assets	$10,526	$8,281	$18,024	$48,038	$(38,192)	$46,677
Liabilities and Equity:
Debt	$5,045	$5,187	$3,302	$29,987	$(17,220)	$26,301
Trade payables	221	112	2,083	4,954	(2,028)	5,342
Other liabilities	458	(79)	3,365	6,633	(186)	10,191
Total Equity	4,802	3,061	9,274	6,464	(18,758)	4,843
Total Liabilities and Equity	$10,526	$8,281	$18,024	$48,038	$(38,192)	$46,677

	Condensed Statements of Cash Flow for the Nine Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$22	$181	$435	$18	$(639)	$17
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	7	—	152	682	—	841
Other, net	228	(370)	(582)	572	323	171
Net cash provided by (used in) operating activities	257	(189)	5	1,272	(316)	1,029
Investing Activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(15)	—	(90)	(1,585)	—	(1,690)
Net collections from retail receivables and related securitizations	—	—	—	390	—	390
Withdrawals from subsidiaries’ cash management pools	122	—	(873)	—	751	—
Other, net	(95)	205	1,014	(699)	406	831
Net cash provided by (used in) investing activities	12	205	51	(1,894)	1,157	(469)
Financing Activities:
Net increase (decrease) in indebtedness	—	36	6	(1,143)	—	(1,101)
Dividends paid	(291)	(1)	(74)	(244)	316	(294)
Other, net	24	(50)	13	1,187	(1,157)	17
Net cash used in financing activities	(267)	(15)	(55)	(200)	(841)	(1,378)
Effect of foreign exchange rate changes on cash and cash equivalents	(7)	—	(2)	(619)	—	(628)
Increase (decrease) in cash and cash equivalents	(5)	1	(1)	(1,441)	—	(1,446)
Cash and cash equivalents, beginning of year	7	—	39	5,117	—	5,163
Cash and cash equivalents, end of period	$2	$1	$38	$3,676	$—	$3,717

20. SUBSEQUENT EVENTS

On October 20, 2016, the Company paid €495 million ($543 million) relating to the European Commission settlement as disclosed under “Note 14: Commitments and Contingencies”.

On October 31, 2016, CNH Industrial N.V. announced an agreement to acquire the tillage, seeding and hay, and forage segments of Kongskilde Industries, part of the Danish Group Dansk Landbrugs Grovvareselskab. The acquisition comprises a transfer of assets and includes two plants in Europe, and other assets in the EMEA and NAFTA regions.  The transaction is subject to various closing conditions, including regulatory approvals.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. The Company was formed as a result of the business combination transaction (“Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial”) and CNH Global N.V. (“CNH Global”).  Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.

The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA—member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. Our management believes that these non-GAAP financial measures provide useful and relevant information regarding our operating results and allow management and investors to assess our operating trends, financial performance and financial position. These measures facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning presented in U.S. GAAP and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our primary non-GAAP financial measures are defined as follows:

Operating Profit

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative (“SG&A”) expenses and research and development (“R&D”) expenses.

Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses.

We provide a reconciliation of Operating Profit to Net Income, which is the most directly comparable measure included in our condensed consolidated statements of operations.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 18: Supplemental Information” to our condensed consolidated financial statements for the three and nine months ended September 30, 2016, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2015

Consolidated Results of Operations

	Three Months Ended September 30,
	2016	2015
	(in millions)
Revenues:
Net sales	$5,461	$5,549
Finance and interest income	288	301
Total Revenues	5,749	5,850
Costs and Expenses:
Cost of goods sold	4,524	4,599
Selling, general and administrative expenses	546	565
Research and development expenses	211	207
Restructuring expenses	6	18
Interest expense	273	258
Other, net	131	286
Total Costs and Expenses	5,691	5,933
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	58	(83)
Income taxes	32	56
Equity in income of unconsolidated subsidiaries and affiliates	13	11
Net income (loss)	39	(128)
Net loss attributable to noncontrolling interests	—	(4)
Net income (loss) attributable to CNH Industrial N.V.	$39	$(124)

Revenues

We recorded revenues of $5,749 million during the third quarter of 2016, a decline of 1.7% (down 2.0% on a constant currency basis) compared to the third quarter of 2015. Net sales of Industrial Activities were $5,461 million in the third quarter of 2016, a 1.6% decrease (down 1.9% on a constant currency basis) compared to the third quarter of 2015.  Net sales of Industrial Activities increased in Powertrain, partially offsetting the net sales declines in Agricultural Equipment and Commercial Vehicles.  Construction Equipment’s net sales were essentially flat.

Cost of Goods Sold

Cost of goods sold were $4,524 million during the third quarter of 2016 compared with $4,599 million during the third quarter of 2015. The decrease of 1.6% was driven by the decline in revenues and cost reduction actions. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.8% and 82.9% in the third quarter of 2016 and 2015, respectively.

Selling, General and Administrative Expenses

SG&A expenses amounted to $546 million during the third quarter of 2016 (9.5% of revenues), down 3.4% compared to $565 million recorded in the comparable period of 2015 (9.7% of revenues). The decrease was primarily attributable to cost containment actions.

Research and Development Expenses

During the three months ended September 30, 2016, R&D expenses were $211 million compared to $207 million for the third quarter of 2015. The expense in both periods was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses for the third quarter of 2016 were $6 million compared to $18 million for the third quarter of 2015. The expense in the third quarter of 2016 was primarily attributable to actions in Commercial Vehicles. The expense in the third quarter of 2015 was mainly the result of actions in Commercial Vehicles and Agricultural Equipment as part of the efficiency program launched in 2014.

Interest Expense

Interest expense was $273 million during the third quarter of 2016 compared to $258 million for the third quarter of 2015. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $153 million, an increase of $35 million compared to the third quarter of 2015. The increase was primarily attributable to a charge of $38 million related to the repurchase of $450 million of the Case New Holland Industrial Inc. 7.875% Notes due 2017.

Other, net

Other, net expenses were $131 million for the quarter, a decrease of $155 million from $286 million during the third quarter of 2015. The decrease was mainly the result of an exceptional pre-tax charge of $150 million in the third quarter of 2015, primarily due to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte.  For more information on this re-measurement, see “Note 3: Venezuelan and Argentinian Currency Regulations and Re-measurements”.

Income Taxes

	Three Months Ended September 30,
	2016	2015
	(in millions, except percentages)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$58	$(83)
Income taxes	$32	$56
Effective tax rate	55.2%	(67.5)%

Income taxes totaled $32 million in the quarter ($56 million in the third quarter of 2015). The effective tax rate was 55.2% in the third quarter of 2016, and was impacted by the inability to record deferred tax assets on losses in certain jurisdictions.  The effective tax rate of (67.5%) in the third quarter of 2015 was also impacted by the exceptional pre-tax charge relating to the re-measurement of the Venezuelan operations. Excluding the impact of such exceptional charge, for which no corresponding tax benefit has been booked, and the impact deriving from the inability to record deferred tax assets on losses in certain jurisdictions, the effective tax rate for the third quarter of 2015 was 30%.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $13 million and $11 million for the third quarters of 2016 and 2015, respectively.

Net Income

Net income was $39 million in the third quarter of 2016 compared to a net loss of $128 million in the third quarter of 2015.

Industrial Activities and Business Segments

The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended September 30,
	2016	2015	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$2,359	$2,431	(3.0)%	(3.4)%
Construction Equipment	595	591	0.7%	0.5%
Commercial Vehicles	2,114	2,189	(3.4)%	(3.7)%
Powertrain	850	800	6.3%	5.9%
Eliminations and other	(457)	(462)	n.m.	n.m.
Total Net sales of Industrial Activities	5,461	5,549	(1.6)%	(1.9)%
Financial Services	386	390	(1.0)%	(2.9)%
Eliminations and other	(98)	(89)	n.m.	n.m.
Total Revenues	$5,749	$5,850	(1.7)%	(2.0)%

n.m. – not meaningful

	Three Months Ended September 30,
	2016	2015	$ Change
	(in millions, except percentages)
Operating Profit:
Agricultural Equipment	$155	$137	$18
Construction Equipment	1	37	(36)
Commercial Vehicles	64	60	4
Powertrain	52	35	17
Eliminations and other	(24)	(24)	—
Total Operating profit of Industrial Activities	248	245	3
Financial Services	114	128	(14)
Eliminations and other	(84)	(85)	1
Total Operating profit	$278	$288	$(10)

Net sales of Industrial Activities were $5,461 million during the third quarter of 2016, a 1.6% decrease (down 1.9% on a constant currency basis) compared to the third quarter of 2015. Net sales increased for Powertrain, partially offsetting the decline in net sales for both Agricultural Equipment and Commercial Vehicles.  Construction Equipment’s net sales were essentially flat.

Operating profit of Industrial Activities was $248 million in the third quarter of 2016, a $3 million increase, compared to the third quarter of 2015, with an operating margin of 4.5%, up 0.1 percentage points (“p.p.”) compared to the third quarter of 2015. Operating profit of Industrial Activities was primarily impacted by an $18 million increase for Agricultural Equipment and a $17 million increase for Powertrain, offset by a $36 million decrease for Construction Equipment.

Business Segment Performance

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the three months ended September 30, 2016 compared to 2015:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended September 30,
(in millions)	2016	2015	% Change
NAFTA	$888	$951	(6.6)%
EMEA	727	808	(10.0)%
LATAM	350	274	27.7%
APAC	394	398	(1.0)%
Total	$2,359	$2,431	(3.0)%

Net sales of Agricultural Equipment were $2,359 million for the third quarter of 2016, a decline of 3.0% (down 3.4% on a constant currency basis) compared to the third quarter of 2015. The decrease was primarily the result of unfavorable industry volume and product mix in the row crop sector in NAFTA, and unfavorable industry volume in the small grain sector in EMEA. Net sales of specialty tractors in EMEA remain strong.  Net sales increased in LATAM due to market improvements in Brazil and Argentina, and decreased slightly in APAC due to lower market demand in China, while Australia continues to improve.

In our key product segments within NAFTA, the over 140 horsepower (“hp”) tractor segment was down 27%, while demand for combines was down 22%. Demand for smaller, under 140 hp, tractors in NAFTA was up 2%. In LATAM, tractor and combine markets increased 9% and 15%, respectively. EMEA markets were down 1% for tractors but up 2% for combines. APAC markets increased 8% for tractors and decreased 1% for combines.

In the third quarter of 2016, Agricultural Equipment’s worldwide unit production was 1% below retail sales. Production of NAFTA row crop related products, including the over 140 hp tractors, combines and other major crop production equipment, decreased 8% compared to the third quarter of 2015.

Operating Profit

Agricultural Equipment’s operating profit was $155 million for the third quarter of 2016 compared to $137 million for the third quarter of 2015, with an operating margin of 6.6% (5.6% in the third quarter of 2015). The increase was primarily due to net price realization and lower material costs, partially offset by unfavorable volume, including fixed cost absorption, and product mix in NAFTA and EMEA.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the three months ended September 30, 2016 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Three Months Ended September 30,
(in millions)	2016	2015	% Change
NAFTA	$316	$324	(2.5)%
EMEA	128	131	(2.3)%
LATAM	77	80	(3.8)%
APAC	74	56	32.1%
Total	$595	$591	0.7%

Net sales of Construction Equipment were $595 million during the three months ended September 30, 2016, an increase of 0.7% (up 0.5% on a constant currency basis) compared to the third quarter of 2015, driven by favorable volume in APAC partially offset by lower sales in NAFTA.

In the third quarter of 2016, Construction Equipment’s worldwide heavy and light industry sales and were down 5% and 1%, respectively, compared to the third quarter of 2015. Industry light equipment sales were roughly flat in NAFTA, APAC and EMEA, and down in LATAM. Industry heavy equipment sales decreased in all regions except APAC.

Construction Equipment’s worldwide production levels were 11% above retail sales in the quarter, driven by a seasonal increase in preparation for production declines in the fourth quarter of 2016 and robust demand in APAC.

Operating Profit

Construction Equipment reported operating profit of $1 million for the third quarter of 2016 compared to $37 million for the third quarter of 2015. Operating margin decreased 6.1 p.p. to 0.2% (6.3% in the third quarter of 2015) as a result of unfavorable market mix and product mix and negative price realization primarily in NAFTA, partially mitigated by cost containment actions.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales broken down by geographic region for the three months ended September 30, 2016 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Three Months Ended September 30,
(in millions)	2016	2015	% Change
NAFTA	$8	$—	n.m.
EMEA	1,746	1,760	(0.8)%
LATAM	189	258	(26.7)%
APAC	171	171	(—)%
Total	$2,114	$2,189	(3.4)%

n.m. – not meaningful

Commercial Vehicles’ net sales were $2,114 million during the three months ended September 30, 2016, a decline of 3.4% (down 3.7% on a constant currency basis) compared to the three months ended September 30, 2015, primarily as a result of lower volume in all ranges in LATAM mainly due to continuing deterioration of market conditions in Brazil and the Euro V pre-buy impact in the Argentinian market in the second half of 2015.  Net sales were relatively flat in EMEA as a volume increase in trucks was offset by declines in buses and specialty vehicles.

During the third quarter of 2016, the European truck market (GVW ≥3.5 tons) was up 9% compared to 2015. The light vehicle market (GVW 3.5-6.0 tons) increased 12%, the medium vehicle market (GVW 6.1-15.9 tons) increased 4%, and the heavy vehicle market (GVW ≥16 tons) increased 6%. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 28% compared to the third quarter of 2015, primarily impacted by a decrease of 27% in Brazil, 27% in Argentina, and 76% in Venezuela. In APAC, registrations declined 3%.

In the third quarter of 2016, our market share in the European truck market (GVW ≥3.5 tons) was 12.5%, up 1.1 p.p. compared to third quarter of 2015. Our market share in LATAM was 11.5%, down 0.3 p.p. compared to third quarter of 2015.

Commercial Vehicles delivered approximately 32,300 vehicles (including buses and specialty vehicles) in the quarter, representing a 4% decrease compared to the third quarter of 2015. Volumes were higher in the light segment, up 11%, while volumes in the medium and heavy segments were down 19% and 17%, respectively. Commercial Vehicles’ deliveries increased 2% in EMEA, but decreased in LATAM and APAC by 37% and 7%, respectively.

Commercial Vehicles’ third quarter ratio of orders received to units shipped and billed, or book-to-bill ratio, was 0.85, a decrease of 6% compared with the third quarter of 2015.  In 2016, truck order intake in Europe decreased 3% compared to the third quarter of 2015, with an 11% decrease in light trucks, a 1% decrease in medium trucks, and an 18% increase in heavy trucks.

Operating Profit

Commercial Vehicles reported operating profit of $64 million for the third quarter of 2016 with an operating margin of 3.0% (2.7% in 2015). This represents a $4 million increase compared to the third quarter of 2015. The increase was primarily due to positive pricing and manufacturing efficiencies in EMEA trucks and buses, partially offset by lower volume in the specialty vehicle business. In LATAM, market conditions remained challenging primarily in Brazil.  In APAC, operating profit improved mainly as a result of positive pricing.

Powertrain

Net Sales

Powertrain net sales were $850 million for the third quarter of 2016, an increase of 6.3% (up 5.9% on a constant currency basis) compared to the third quarter of 2015 due to higher volumes primarily in on-road engine applications. Sales to external customers accounted for 48% of total net sales compared to 44% in the third quarter of 2015.

During the third quarter of 2016, Powertrain sold approximately 126,800 engines, an increase of 13% compared to the third quarter of 2015. In terms of major customers, 28% of engine units were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 3% to Construction Equipment and the remaining 58% to external customers. Additionally, Powertrain delivered approximately 17,400 transmissions and 40,200 axles, an increase of 19% and a decrease of 8%, respectively, compared to the third quarter of 2015.

Operating Profit

During the third quarter of 2016, Powertrain’s operating profit was $52 million, up $17 million compared to the third quarter of 2015, with an operating margin of 6.1% (up 1.7 p.p. compared to the third quarter of 2015). The improvement was due to favorable volume and industrial efficiencies.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $386 million for the three months ended September 30, 2016, a decline of 1.0% (down 2.9% on a constant currency basis) compared to the three months ended September 30, 2015 due to a lower average portfolio and reduced interest spreads, partially offset by the positive impact of currency translation.

Net Income

Net income of Financial Services was $77 million for the third quarter of 2016, a decrease of $17 million compared to the third quarter of 2015, primarily due to a lower average portfolio and the reduction in interest spreads.

Retail loan originations (including unconsolidated joint ventures) in the quarter were $2.2 billion, flat compared to the third quarter of 2015. The managed portfolio (including unconsolidated joint ventures) of $24.8 billion as of September 30, 2016 (of which retail was 65% and wholesale 35%) was up $0.3 billion compared to September 30, 2015 (down $0.2 billion on a constant currency basis).

Reconciliation of Operating Profit to Net Income)

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure.

	Three Months Ended September 30,
	2016	2015
	(in millions)

Operating profit	$278	$288
Restructuring expenses	(6)	(18)
Interest expenses of Industrial Activities, net of interest income and eliminations	(153)	(118)
Other, net	(61)	(235)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	58	(83)
Income taxes	(32)	(56)
Equity in income of unconsolidated subsidiaries and affiliates	13	11
Net income (loss)	$39	$(128)
Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

Consolidated Results of Operations

	Nine Months Ended September 30,
	2016	2015
	(in millions)
Revenues:
Net sales	$16,987	$17,808
Finance and interest income	887	960
Total Revenues	17,874	18,768
Costs and Expenses:
Cost of goods sold	14,014	14,771
Selling, general and administrative expenses	1,687	1,758
Research and development expenses	619	622
Restructuring expenses	31	52
Interest expense	743	824
Other, net	951	498
Total Costs and Expenses	18,045	18,525
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(171)	243
Income taxes	179	259
Equity in income of unconsolidated subsidiaries and affiliates	5	33
Net income (loss)	(345)	17
Net income (loss) attributable to noncontrolling interests	2	(5)
Net income (loss) attributable to CNH Industrial N.V.	$(347)	$22

Revenues

We recorded revenues of $17,874 million during the nine months ended September 30, 2016, a decline of 4.8% (down 3.2% on a constant currency basis) compared to the nine months ended September 30, 2015. Net sales of Industrial Activities were $16,987 million in the nine months ended September 30, 2016, a 4.6% decrease (down 3.1% on a constant currency basis) compared to the nine months ended September 30, 2015. Net sales of Industrial Activities increased in Commercial Vehicles and Powertrain, offsetting a portion of the decline in volumes in the remaining segments.

Cost of Goods Sold

Cost of goods sold were $14,014 million during the nine months ended September 30, 2016 compared with $14,771 million during the nine months ended September 30, 2015. The decrease of 5.1% was largely driven by the decline in revenues, supplemented by significant cost reduction actions. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.5% and 82.9% in the nine months ended September 30, 2016 and 2015, respectively.

Selling, General and Administrative Expenses

SG&A expenses amounted to $1,687 million during the nine months ended September 30, 2016 (9.4% of revenues), down 4.0%, compared to $1,758 million recorded in the comparable period of 2015.

Research and Development Expenses

During the nine months ended September 30, 2016, R&D expenses were $619 million compared to $622 million for the nine months ended September 30, 2015. The expense in both periods was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses for the nine months ended September 30, 2016 were $31 million compared to $52 million for the nine months ended September 30, 2015. The expense in both periods was primarily attributable to actions in Commercial Vehicles and Agricultural Equipment as part of the efficiency program launched in 2014.

Interest Expense

Interest expense was $743 million during the nine months ended September 30, 2016 compared to $824 million in 2015. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $392 million, an increase of $51 million over the nine months ended September 30, 2015, which was primarily due to a charge of $38 million related to the repurchase of $450 million of the Case New Holland Industrial Inc. 7.875% Notes due 2017.

Other, net

Other, net expenses were $951 million for the nine months ended September 30, 2016, an increase of $453 million compared to $498 million during the nine months ended September 30, 2015. The increase was primarily attributable to an exceptional non-tax deductible charge of €495 million ($551 million) as a result of the European Commission settlement. For more information on the European Commission settlement, see “Note 14:  Commitments and Contingencies”.  In the nine months ended September 30, 2015, Other, net included an exceptional pre-tax charge of $150 million relating to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte.  For more information on this re-measurement, see “Note 3: Venezuelan and Argentinian Currency Regulations and Re-measurements”.

Income Taxes

	Nine Months Ended September 30,
	2016	2015
	(in millions, except percentages)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$(171)	$243
Income taxes	$179	$259
Effective tax rate	(104.7)%	106.6%

Income taxes totaled $179 million in the nine months ended September 30, 2016 compared to $259 million for the nine months ended September 30, 2015, a reduction of $80 million primarily as a result of lower impact from tax discrete items related to unbenefited losses.  The effective tax rate was (104.7%) in the nine months ended September 30, 2016.  Excluding the impact of the exceptional non-tax deductible charge of $551 million incurred in the first half of 2016 for the European Commission settlement, and the impact of the inability to record deferred tax assets on losses in certain jurisdictions, the effective tax rate was 34%.  In the nine months ended September 30, 2015, the effective tax rate was 106.6%.  Excluding the impact of the exceptional pre-tax charge relating to the re-measurement of the Venezuelan operations, for which no corresponding tax benefit has been booked, and the impact deriving from the inability to record deferred tax assets on losses in certain jurisdictions, the effective tax rate was 39%.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $5 million and $33 million for the nine months ended September 30, 2016 and 2015, respectively. The decrease was primarily attributable to a $28 million negative impact due to the exit from a line of business by our Chinese joint venture, Naveco Ltd., incurred in the second quarter of 2016.

Net Income

Net loss was $345 million in the nine months ended September 30, 2016, a $367 million decrease compared to net income of $22 in the nine months ended September 30, 2015. The decrease was mainly due to the non-tax deductible charge of $551 million resulting from the European Commission settlement.

Industrial Activities and Business Segments

The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Nine Months Ended September 30,
	2016	2015	% Change	% Change Excl. FX
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$7,291	$8,043	(9.3)%	(7.8)%
Construction Equipment	1,726	1,933	(10.7)%	(9.4)%
Commercial Vehicles	6,754	6,696	0.9%	2.6%
Powertrain	2,755	2,648	4.0%	4.6%
Eliminations and other	(1,539)	(1,512)	n.m.	n.m.
Total Net sales of Industrial Activities	16,987	17,808	(4.6)%	(3.1)%
Financial Services	1,173	1,226	(4.3)%	(2.2)%
Eliminations and other	(286)	(266)	n.m.	n.m.
Total Revenues	$17,874	$18,768	(4.8)%	(3.2)%

n.m. – not meaningful

	Nine Months Ended September 30,
	2016	2015	$ Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$546	$604	$(58)
Construction Equipment	32	72	(40)
Commercial Vehicles	202	128	74
Powertrain	171	124	47
Eliminations and other	(72)	(59)	(13)
Total Operating profit of Industrial Activities	879	869	10
Financial Services	363	397	(34)
Eliminations and other	(244)	(227)	(17)
Total Operating profit	$998	$1,039	$(41)

Net sales of Industrial Activities were $16,987 million during the nine months ended September 30, 2016, a decline of 4.6% (down 3.1% on a constant currency basis) compared to the nine months ended September 30, 2015. Net sales increased for Commercial Vehicles and for Powertrain, but decreased for Agricultural Equipment and Construction Equipment.

Operating profit of Industrial Activities was $879 million in the nine months ended September 30, 2016, a $10 million increase compared to the nine months ended September 30, 2015, with an operating margin of 5.2%, up 0.3 p.p. compared to the nine months ended September 30, 2015. Operating profit of Industrial Activities was primarily impacted by a $74 million increase for Commercial Vehicles and $47 million increase for Powertrain, partially offset by a $58 million decrease for Agricultural Equipment and $40 million decrease for Construction Equipment.

Business Segment Performance

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the nine months ended September 30, 2016 compared to 2015:

Agricultural Equipment Sales—by geographic region:

	Nine Months Ended September 30,
($ million)	2016	2015	% Change
NAFTA	$2,649	$3,267	(18.9)%
EMEA	2,726	2,831	(3.7)%
LATAM	855	892	(4.1)%
APAC	1,061	1,053	0.8%
Total	$7,291	$8,043	(9.3)%

Net sales of Agricultural Equipment were $7,291 million for the nine months ended September 30, 2016, a decline of 9.3% (down 7.8% on a constant currency basis) compared to the nine months ended September 30, 2015. The decrease was primarily the result of unfavorable industry volume and product mix in the row crop sector in NAFTA, and unfavorable industry volume in the small grain sector in EMEA. Net sales decreased in LATAM, due to a decline in the Brazilian market but increased in APAC, mainly driven by increased volume in Australia.

In our key product segments within NAFTA, the over 140 hp tractor segment was down 28%, while demand for combines was down 20%. Smaller hp tractors in NAFTA had positive demand, with the under 140 hp segment up 3%. In LATAM, tractor and combine markets decreased 16% and 5%, respectively. EMEA markets were down 4% for tractors and 9% for combines. APAC markets increased 4% for tractors and 17% for combines.

Operating Profit

Agricultural Equipment’s operating profit was $546 million for the nine months ended September 30, 2016 compared to $604 million for the nine months ended September 30, 2015 with an operating margin of 7.5% (7.5% in the nine months ended September 30, 2015). The decrease was mainly due to lower volume and unfavorable product mix, partially offset by net price realization and cost containment actions, including material cost reductions.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the nine months ended September 30, 2016 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Nine Months Ended September 30,
($ million)	2016	2015	% Change
NAFTA	$920	$1,072	(14.2)%
EMEA	382	405	(5.7)%
LATAM	195	268	(27.2)%
APAC	229	188	21.8%
Total	$1,726	$1,933	(10.7)%

Net sales of Construction Equipment were $1,726 million during the nine months ended September 30, 2016, a decline of 10.7% (down 9.4% on a constant currency basis) compared to the nine months ended September 30, 2015, due to negative volume and mix primarily in NAFTA and LATAM.

In the nine months ended September 30, 2016, Construction Equipment’s worldwide heavy industry sales were down 6%, while light industry sales were flat compared to nine months ended September 30, 2015. Decreased overall industry volumes were partially offset by moderate growth in APAC.

Operating Profit

Construction Equipment reported operating profit of $32 million for the nine months ended September 30, 2016 compared to $72 million for the nine months ended September 30, 2015 as a result of lower volumes and negative price realization, partially offset by cost containment actions. Operating margin decreased 1.8 p.p. to 1.9% (3.7% in the nine months ended September 30, 2015).

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales broken down by geographic region for the nine months ended September 30, 2016 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Nine Months Ended September 30,
($ million)	2016	2015	% Change
NAFTA	$36	$—	n.m.
EMEA	5,726	5,233	9.4%
LATAM	499	884	(43.6)%
APAC	493	579	(14.9)%
Total	$6,754	$6,696	0.9%

n.m. – not meaningful

Commercial Vehicles’ net sales were $6,754 million during the nine months ended September 30, 2016, an increase of 0.9% (up 2.6% on a constant currency basis) compared to the nine months ended September 30, 2015, primarily as a result of favorable truck volume in EMEA. In LATAM, net sales decreased due to lower industry volumes in Brazil and Argentina. In APAC, net sales decreased, mainly due to buses and specialty vehicles.

During the nine months ended September 30, 2016, the European truck market (GVW ≥3.5 tons) was up 14% compared to 2015. The light vehicle market (GVW 3.5-6.0 tons) increased 15%, the medium vehicle market (GVW 6.1-15.9 tons) increased 11%, and the heavy vehicle market (GVW ≥16 tons) increased 14%. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 33% compared to the nine months ended September 30, 2015 with a decrease in all market segments. The light vehicle market decreased 38% while the medium and heavy vehicle markets decreased 37% and 28%, respectively.  In APAC, registrations decreased 5%.

In the nine months ended September 30, 2016, our market share in the European truck market (GVW ≥3.5 tons) was 11.6% with a growth of 0.4 p.p. compared with the nine months ended September 30, 2015. Our market share in LATAM was 12.0%, up 0.3 p.p. compared to 2015.

Commercial Vehicles delivered approximately 105,400 vehicles (including buses and specialty vehicles) in the nine months ended September 30, 2016, representing a 7% increase compared to the nine months ended September 30, 2015. Volumes were higher in the light segment, up 17%, while volumes in the medium and heavy segments were down 14% and 1%, respectively. Commercial Vehicles’ deliveries increased 13% in EMEA, but decreased in APAC and LATAM by 5% and 33%, respectively.

Operating Profit

Commercial Vehicles reported operating profit of $202 million for the nine months ended September 30, 2016 (operating margin of 3.0%). This represents a $74 million increase compared to the nine months ended September 30, 2015, or a $110 million increase excluding the $37 million operating profit reported in the first half of 2015 from our Venezuelan subsidiary before the currency re-measurement in the second half of 2015.

The increase in operating profit was mainly due to net price realization and manufacturing efficiencies across all regions. In EMEA, the increase was primarily attributable to favorable volume in trucks, positive pricing, and lower production costs. In LATAM, operating profit was negative primarily due to lower industry volumes partially offset by cost containment actions. In APAC, operating profit was positive primarily due to positive pricing and cost containment actions.

Powertrain

Net Sales

Powertrain net sales were $2,755 million for the nine months ended September 30, 2016, an increase of 4.0% (up 4.6% on a constant currency basis) compared to the nine months ended September 30, 2015. The increase was primarily attributable to higher volumes to third parties. Sales to external customers accounted for 46% of total net sales compared to 44% in 2015.

During the nine months ended September 30, 2016, Powertrain sold approximately 402,500 engines, an increase of 7% compared to the nine months ended September 30, 2015. In terms of major customers, 30% of engines were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 3% to Construction Equipment and the remaining 56% to external customers. Additionally, Powertrain delivered approximately 59,600 transmissions and 146,200 axles, an increase of 16% and 7%, respectively, compared to the nine months ended September 30, 2015.

Operating Profit

During the nine months ended September 30, 2016, Powertrain’s operating profit was $171 million, up $47 million compared to the nine months ended September 30, 2015, with an operating margin of 6.2% (up 1.5 p.p. compared to 2015). The improvement was mainly due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $1,173 million for the nine months ended September 30, 2016, a decrease of 4.3% (down 2.2% on a constant currency basis) compared to the nine months ended September 30, 2015 primarily due to a lower average portfolio and reduced interest spreads.

Net Income

Net income of Financial Services was $251 million for the nine months ended September 30, 2016, a decrease of $26 million over the nine months ended September 30, 2015, primarily due to a reduction in interest spreads and the negative impact of currency translation.

Retail loan originations (including unconsolidated joint ventures) were $6.4 billion, down $0.3 billion compared to the nine months ended September 30, 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $24.8 billion as of September 30, 2016 (of which retail was 65% and wholesale 35%) was up $0.1 billion compared to December 31, 2015.

Reconciliation of Operating Profit to Net Income (Loss)

The following table includes the reconciliation of our net income (loss), the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure.

	Nine Months Ended September 30,
	2016	2015
	(dollars in millions)

Operating profit	$998	$1,039
Restructuring expenses	(31)	(52)
Interest expenses of Industrial Activities, net of interest income and eliminations	(392)	(341)
Other, net *	(746)	(403)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(171)	243
Income taxes	(179)	(259)
Equity in income of unconsolidated subsidiaries and affiliates	5	33
Net income (loss)	$(345)	$17
(*)

The increase in “Other, net” was primarily attributable to an exceptional non-tax deductible charge of €495 million ($551 million) as a result of the European Commission settlement. For more information on the European Commission settlement, see “Note 14: Commitments and Contingencies”.

CRITICAL ACCOUNTING POLICIES

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the nine months ended September 30, 2016, consolidated cash and cash equivalents decreased by $251 million. Cash and cash equivalents at Industrial Activities increased $81 million, while cash and cash equivalents at Financial Services decreased by $332 million.

Industrial Activities generated $331 million of cash flows from operations in 2016, compared to $139 million of cash used in 2015. The increase in generated cash flows was primarily due to lower working capital absorption.

Industrial Activities used $217 million of cash flows from investing activities in 2016, compared to $1,015 million of cash provided by investing activities.  The increase in cash usage was primarily due to a decrease in net cash receipts related to intersegment receivables and payables.

Industrial Activities used $148 million of cash flows from financing activities in 2016, primarily due to our annual dividend paid in May 2016.

Financial Services generated $1,031 million of cash in operating activities in 2016, compared to the generation of cash of $1,303 million in 2015.  The decrease in cash generated was primarily due to increased wholesale receivables.

Financial Services used $229 million of cash in investing activities in the nine months ended September 30, 2016 primarily due to net cash payments related to intersegment payables and receivables.

Financial Services used $1,176 million of cash from financing activities in 2016, primarily due to repayment of debt.

Debt

As of September 30, 2016 and December 31, 2015, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2016	December 31, 2015 *	September 30, 2016	December 31, 2015 *	September 30, 2016	December 31, 2015 *
	(in millions)
Total Debt	$26,341	$26,301	$8,937	$8,260	$20,295	$21,176
(*)

Certain amounts have been reclassified to conform to the current presentation of debt issuance costs in the consolidated balance sheet as of December 31, 2015, following the adoption of a new guidance, effective January 1, 2016.

Of the total consolidated debt, $9,368 million at September 30, 2016, and $8,289 million at December 31, 2015, were related to bonds. The following table shows the summary of our bonds:

	September 30, 2016			December 31, 2015 *
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds:
Payable in 2016, interest rate of 7.250%	$—	$—	$—	$254	$—	$254
Payable in 2017, interest rate of 7.875%	1,050	—	1,050	1,500	—	1,500
Payable in 2018, interest rate of 6.250%	1,339	—	1,339	1,306	—	1,306
Payable in 2019, interest rate of 2.750%	1,116	—	1,116	1,089	—	1,089
Payable in 2021, interest rate of 2.875%	781	—	781	762	—	762
Payable in 2023, interest rate of 2.875%	558	—	558	—	—	—
Payable in 2023, interest rate of 4.500%	600	—	600	—	—	—
Payable in 2025, interest rate of 3.500%	112	—	112	109	—	109
Payable in 2028, interest rate of 3.875%	56	—	56	—	—	—
Payable in 2016, interest rate of 6.250%	—	500	500	—	500	500
Payable in 2017, interest rate of 3.250%	—	500	500	—	500	500
Payable in 2018, interest rate of 3.625%	—	600	600	—	600	600
Payable in 2018, interest rate of 3.875%	—	600	600	—	600	600
Payable in 2019, interest rate of 3.375%	—	500	500	—	500	500
Payable in 2020, interest rate of 4.375%	—	600	600	—	600	600
Payable in 2021, interest rate of 4.875%	—	500	500	—	—	—
	5,612	3,800	9,412	5,020	3,300	8,320
Hedging effects and amortized cost valuation	(22)	(22)	(44)	(11)	(20)	(31)
Total Bonds	$5,590	$3,778	$9,368	$5,009	$3,280	$8,289
(*)

Certain amounts have been reclassified to conform to the current presentation of debt issuance costs in the consolidated balance sheet as of December 31, 2015, following the adoption of a new guidance, effective January 1, 2016.

In March 2016, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 4.875% due in 2021. In May 2016, CNH Industrial Finance Europe S.A. issued €500 million (equivalent to $558 million) of notes at an annual fixed rate of 2.875%, due May 2023. In August 2016, CNH Industrial N.V. issued $600 million of notes at a semi-annual interest rate of 4.50%, due August 2023.

In August 2016, Case New Holland Industrial Inc. repurchased $450 million in aggregate principal amount of its 7.875% notes due 2017, following a cash tender offer announced in the same month.

The calculation of Net Debt as of September 30, 2016 and December 31, 2015, and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2016	December 31, 2015 *	September 30, 2016	December 31, 2015 *	September 30, 2016	December 31, 2015 *
	(in millions)
Third party debt	$26,341	$26,301	$7,661	$7,214	$18,680	$19,087
Intersegment notes payable	—	—	1,276	1,046	1,615	2,089
Total Debt **	26,341	26,301	8,937	8,260	20,295	21,176
Less:
Cash and cash equivalents	5,133	5,384	4,632	4,551	501	833
Restricted cash	740	927	—	15	740	912
Intersegment notes receivable	—	—	1,615	2,089	1,276	1,046
Derivatives hedging debt	17	27	17	27	—	—
Net Debt (Cash) ***	$20,451	$19,963	$2,673	$1,578	$17,778	$18,385
(*)

Certain amounts have been recast to conform to the current presentation of debt issuance costs in the consolidated balance sheet following the adoption of a new guidance, effective January 1, 2016.  The impact was $87 million on consolidated Net debt of which $44 million related to Industrial Activities and $43 million related to Financial Services.

(**)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,276 million and $1,046 million at September 30, 2016 and December 31, 2015, respectively.  Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,615 million and $2,089 million at September 30, 2016 and December 31, 2015, respectively.

(***)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $339 million and $1,043 million as of September 30, 2016 and December 31, 2015, respectively.

The increase in Net Debt at September 30, 2016, compared to December 31, 2015, mainly reflects the expected seasonal increase in working capital and the impact of foreign exchange changes on euro-denominated debt.

The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2016:

(in millions)	2016
Net Debt of Industrial Activities at beginning of year	$(1,578)
Net loss	(345)
Amortization and depreciation *	533
Loss on extinguishment of debt	38
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating leases	654
Change in working capital	(989)
Investments in property, plant and equipment, and intangible assets *	(290)
Other changes	(100)
Net industrial cash flow	(499)
Capital increases and dividends	(219)
Currency translation differences and other	(377)
Change in Net Debt of Industrial Activities	(1,095)
Net Debt of Industrial Activities at end of period	$(2,673)

(*)    Excluding assets sold under buy-back commitments and equipment under operating leases.

As of September 30, 2016, we had approximately $3.0 billion available under our committed lines of credit.

Please refer to “Note 9: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 14: Commitments and Contingencies” to our interim condensed consolidated financial statements.

SAFE HARBOR STATEMENT

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.  Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s other filings with the SEC including, but not limited to, the risk factors identified in this quarterly report under “Risk Factors”, as well as the section entitled “Risk Factors” in our most recent annual report on Form 20-F and our subsequently filed reports on Form 6-K.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results, and any estimates or forecasts of particular periods that are provided in this report are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new developments or otherwise.

All future written and oral forward-looking statements by the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS

See “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

RISK FACTORS

Item 3D Risk Factors within Part I of our annual report filed on Form 20-F (Part I, Item 3D) includes a discussion of our risk factors. The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Form 20-F.  Except as presented below there were no material changes in our risk factors during the nine months ended September 30, 2016. The risks described below, in the annual report on Form 20-F, and in the “Safe Harbor Statement” within this report, are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.

We may be adversely affected by the U.K. determination to leave the European Union (Brexit).

In a June 23, 2016 referendum, the United Kingdom (“UK”) voted to terminate the UK’s membership in the European Union (“Brexit”).  As a result, negotiations are expected to commence in the next several months to determine the future terms of the UK’s relationship with the European Union, including the terms of trade between the UK and the member states of the EU.  Any effect of Brexit is expected to depend on the agreements that may be negotiated between the UK and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently.

Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial markets.  While we have operations in the UK, we do not believe that our global operations would be affected materially by Brexit; however, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations, and financial condition as customers may reduce or delay spending decisions on our products.  Any uncertainty related to Brexit could also affect trading in our shares.

In addition, we are organized as a Dutch company but we are resident in the UK for tax purposes based on our place of management and control being in the UK as confirmed through a consultation process with the relevant tax authorities on the basis of bilateral agreements other than those governing the European Union.  We do not expect Brexit to affect our tax residency in the UK; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

We are exposed to political, economic and other risks beyond our control as a result of operating a global business.

We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

•	changes in laws, regulations and policies that affect, among other things:

•	import and export duties and quotas;

•	currency restrictions;

•	the design, manufacture and sale of our products, including, for example, engine emissions regulations;

•	interest rates and the availability of credit to our dealers and customers;

•	property and contractual rights;

•

where and to whom products may be sold, including new or additional trade or economic sanctions imposed by the U.S. or other governmental authorities and supranational organizations (e.g., the United Nations); and

•	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of the industries and markets in which we operate;

•	varying and unpredictable needs and desires of customers;

•	varying and unexpected actions of our competitors;

•	labor disruptions;

•	disruption in the supply of raw materials and components;

•

changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans; and

•	war, civil unrest and terrorism.

With a view to the recent terror attacks, it is at this stage not predictable if, and to what extent, these events could ultimately cause a crisis of confidence across the key global economies. After the attempted coup d’état, this also applies to possible political evolutions in Turkey. Although these developments did not, in the short term, affect the financial markets of the countries involved, we are unable to predict if these events could worsen longer term economic outlook and market sentiment.

We are subject to extensive anti-corruption and antitrust laws and regulations.

Our global operations are subject to a number of laws and regulations that govern our operations around the world, including the U.S. Foreign Corrupt Practices Act (FCPA), and the U.K. Bribery Act, which apply to conduct around the world, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. The anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage. These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including the recently settled EU antitrust investigation announced on July 19, 2016.  As a result of this settlement, we might be subject to follow-on private litigation in various jurisdictions, the outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to identify and minimize the risk of any violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties. Investigations of alleged violations of these laws tend to require dedication of significant resources in funds and management time and attention, and these investigations or any violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see Note 14 “Commitments and contingencies” to the consolidated financial statements at September 30, 2016.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

The Company’s purchases of its common shares during the third quarter of 2016 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($)(1)(2)
Jul 1 to Jul 31, 2016	—	€—	—	$286,312,253
Aug 1 to Aug 31, 2016	—	€—	—	$286,312,253
Sep 1 to Sep 30, 2016	—	€—	—	$286,312,253
Total	—		—	$286,312,253
(1)

On January 29, 2016, the Company announced a buy-back program to repurchase up to $300 million in common shares from time to time, subject to business and market conditions, as authorized at the Annual General Meeting of Shareholders (“AGM”) held on April 15, 2016. The authorization granted at the AGM is for a period of 18 months from the date of the AGM and, therefore, expires on October 14, 2017. The purchases under the stock buy-back program have been carried out on the Italian Stock Exchange, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the official price list of the Mercato Telematico Azionario (“MTA”) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the official price list of the MTA minus 10% (minimum price).

(2)	The Company did not purchase any shares during the three months ended September 30, 2016 and $286,312,253 remains available for repurchase under the buy-back program.

DEFAULT UPON SENIOR SECURITIES

Not applicable.

MINE SAFETY DISCLOSURES

Not applicable.

OTHER INFORMATION

None.